NEWALTA

File No. 82-34834

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Acquires Drill Site, Environmental Services and Well Abandonment Businesses To Strengthen and Add Service Offerings in Western Canada

CALGARY, Alberta, Canada, June 1, 2006 – Newalta Income Fund ("Newalta") today announced the acquisition of all of the outstanding shares of Calgary-based Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. The purchase price was $18.7 million, consisting of $13.7 million cash and the issuance of 156,250 Newalta trust units at a deemed price of $32.00 per unit. In addition, $1.8 million of retention bonuses are payable to key shareholders over the next four years. The acquired companies, on a stand-alone basis, have generated approximately $40.0 million in revenue and $4.3 million in EBITDA for the trailing twelve months ended April 30, 2006.

The acquired companies are leaders in the services they provide to the oil and gas industry. The businesses include 50 full-time people and 100 field consultants. These people are highly regarded in the industry and are the top talent in these service areas in Western Canada.

The environmental projects business enhances Newalta's drill site services by expanding drilling waste management, site assessment and reclamation services. This business complements the services Newalta acquired previously in the GLP and WasteCo acquisitions as well as its centrifuge rental business. The well abandonment and reclamation business introduces well, pipeline and facility abandonment services to Newalta's service offering. Evolving government regulations and robust industry activity in Western Canada are driving significant growth in all of these markets.

Newalta's drill site services now include: pre-drilling site assessments; drilling waste management; rig site equipment rentals, including solids control and drill cuttings systems; drilling fluid sales and service; post-drilling remediation; and well abandonments. These activities are supported by the waste treatment and disposal options provided by Newalta's network of facilities.

"The addition of these businesses and the experienced people broadens the service program for our customers in Western Canada and further strengthens our organization," said Al Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

This news release may contain forward-looking statements relating to the integration and expected operating results of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to Newalta's ability to successfully integrate the acquisition and the expected operating results. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

EBITDA is a financial measure that does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to EBITDA calculated by other funds or entities. EBITDA provides an indication of the results generated by the business prior to how these activities are financed, assets are amortized, or how the results are taxed in various jurisdictions. The manner by which EBITDA is calculated herein is consistent with the manner by which EBITDA is calculated in other public disclosures made by Newalta.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com